Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

CERTIFICATE OF INCORPORATION OF
LUXURBAN HOTELS INC.

LuxUrban Hotels Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”) and pursuant to the provisions of Section 242 of the DGCL, does hereby certify as follows:

FIRST: The name of the Corporation is LuxUrban Hotels Inc., and the date of filing of the Certificate of Formation (the “Existing Certificate”) of the Corporation with the Secretary of State of the State of Delaware was October 24, 2017 (with its certificate of conversion changing it from a limited liability company to a corporation filed with the Secretary of State of Delaware on January 4, 2022).

SECOND: The Board of Directors of the Corporation (the “Board”), acting in accordance with the provisions of Section 242 of the DGCL, duly adopted and approved resolutions to amend the Existing Certificate.

THIRD: The Existing Certificate is hereby amended by restating in its entirety Article Fourth as follows

“FOURTH. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 220,000,000 shares, consisting of (i) 200,000,000 shares of Common Stock, $0.00001 par value per share (“Common Stock”), and (ii) 20,000,000 shares of Preferred Stock, $0.00001 par value per share (“Preferred Stock”). The Board of Directors of the Corporation is expressly granted authority to issue shares of the Preferred Stock in one or more series and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the GCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.”

FOURTH: This Certificate of Amendment to the Existing Certificate was duly approved and adopted, pursuant to the provisions of Section 242 of the DGCL, by unanimous written consent of the Board, and was duly approved and adopted by written consent of the holders of the requisite majority of the outstanding Common Stock of the Corporation in accordance with Section 228 of the DGCL.

IN WITNESS WHEREOF, this Certificate of Amendment to the Certificate of Incorporation of LuxUrban Hotels Inc. has been executed by the Chief Executive Officer of this Corporation on this 8th day of July, 2024.

/s/ Robert Arigo
Robert Arigo
Chief Executive Officer